Exhibit 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the Six Months Ended June 30, 2009

The following discussion of the financial condition and results of operations of Brasil Telecom S.A., or Brasil Telecom, should be read in conjunction with Brasil Telecom’s unaudited consolidated interim financial information at June 30, 2009 and for the six month periods ended June 30, 2009 and 2008 included elsewhere in this report, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and Brasil Telecom’s audited consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008 included in Brasil Telecom’s annual report on Form 20-F/A for the fiscal year ended December 31, 2008, filed with the United States Securities and Exchange Commission, or the SEC, on August 7, 2009, which we refer to as the Brasil Telecom Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Brasil Telecom’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Part Three—Risk Factors” in the Brasil Telecom Annual Report.

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a review of our financial presentation;

•	a brief overview of our company and the principal factors that have influenced our financial condition and results of operations during the six months ended June 30, 2009;

•	a discussion of developments since June 30, 2009 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the six months ended June 30, 2009 and 2008; and

•	a discussion of our liquidity and capital resources, including our cash flows for the six months ended June 30, 2009, and our material short-term and long-term indebtedness at June 30, 2009.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial information at June 30, 2009 and for the six months ended June 30, 2009 and 2008 in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. See note 36 to our audited consolidated financial statements included in the Brasil Telecom Annual Report.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberação 565/08, or Deliberation 565/08, implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Presentation of Financial Statements,” and notes 2(a) and 2(f) to our audited consolidated financial statements, included in the Brasil Telecom Annual Report.

In order to make our financial statements for the six months ended June 30, 2008 comparable to our financial statements for the six months ended June 30, 2009, we have restated our previously issued financial statements for the six months ended June 30, 2008 included in our unaudited consolidated interim financial information at June 30,

2009 and for the six month periods ended June 30, 2009 and 2008 to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08. See note 2(b) to our unaudited interim consolidated financial statements.

As described in notes 2(d) and 21 to our unaudited interim consolidated financial statements, subsequent to the issuance of our financial statements as of and for the six months ended June 30, 2009, with the assistance of our internal and external legal advisors, we have reviewed the process we use to estimate the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of Companhia Riograndense de Telecomunicações, or CRT, which was merged with and into our company. This review considered additional aspects related to the dates and discussions that guided the final decisions of the existing proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. The information used to modify these estimates was available as of the original date of the issuance of these financial statements, but had not been considered when calculating the estimate of probable loss. This subsequent information only took into account the information that related to conditions that existed at June 30, 2009.

To present the balance of provisions for contingencies considering these changes and their respective effects on our quarterly financial information, we have restated our unaudited interim consolidated financial statements as of and for the six-month period ended June 30, 2009, pursuant to Decision No. 506 of the CVM, which approved the Statement on Accounting Practices, Changes in Accounting Estimates and Error Assessment issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil) or IBRACON. The Company is restating these financial statements.

The adjustments resulted in (1) adjustments to the current and non-current balances of provisions for contingencies, escrow deposits, and deferred tax assets in our balance sheet as of June 30, 2009, and (2) an increase in other operating expenses and an increase in income and social contribution taxes benefit in our income statements for the six-month period ended June 30, 2009. As a result, shareholders’ equity and net income have been reduced by R$716 million as of and for the six-month period ended June 30, 2009.

The following table sets forth the balances of the line items affected by this restatement of our financial statements as of and for the six-month period ended June 30, 2009:

	As previously reported	As restated
	(in millions of reais, except per share information)
Assets:
Deferred taxes – Current	584	695
Deferred taxes – Non-Current	1,921	2,179
Escrow deposits – Current	868	300
Escrow deposits – Non-Current	1,427	1,115

Liabilities:
Provision for contingencies – Current	669	426
Provision for contingencies – Non-Current	933	1,380

Shareholders’ equity	5,449	4,733

Income Statement for the six-month period ended June 30, 2009
Other operating income (expenses), net	(2,034)	(3,118)
Operating losses	(1,208)	(2,293)
Income and social contribution taxes benefit	408	777
Net loss for the period	(802)	(1,517)
Losses per share outstanding at the balance sheet date (in reais)	(1.46)	(2.77)

In addition, the statements of changes to shareholders’ equity and cash flows for the six-month period ended June 30, 2009, note 6 (Other Operating Expenses, net), note 8 (Income and Social Contribution Taxes), note 13 (Escrow Deposits), note 21 (Provision for contingences), note 29 (Summary of the difference between Brazilian GAAP and US GAAP), and note 30(b) (Segment Reporting) to the unaudited interim financial statements are being restated to adjust the accounting balances and disclosures to correct this error.

Overview

We are the largest telecommunications service provider in Region II in Brazil, based on revenues and customers as of and for the year ended December 31, 2008, according to information available from ANATEL and other publicly available information. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. During the six months ended June 30, 2009, we recorded net operating revenue of R$5,415 million and a net loss of R$1,517 million.

Our results of operations for the six months ended June 30, 2009 have been influenced by a variety of factors, including:

•

the acquisition of control of our company by Telemar Norte Leste S.A., or Telemar, on January 8, 2009, which has resulted in (1) an increase in our provision for doubtful accounts as a result of a change in our criteria for estimating provision for doubtful accounts in order to align our policies with those of Telemar, (2) an increase in our provision for contingencies as a result of the change in our criteria for estimating probable losses in certain legal proceedings in order to align our policies with those of Telemar, (3) a decline in our marketing expenses due to the replacement of our marketing programs with marketing programs undertaken by Telemar; and (4) an increase in personnel costs related to severance costs as a result of our elimination of some staff redundancies following the acquisition of control;

•

the rate of growth of Brazilian GDP, which declined by an estimated 1.8% in the three months ended March 31, 2009, the latest date for which the Central Bank has made data available, which we believe stimulates demand for our services and, consequently, our operating revenues;

•

the number of our fixed lines in service, which declined to 8.0 million at June 30, 2009 from 8.1 million at December 31, 2008, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 56.1% at June 30, 2009 from 51.3% at December 31, 2008;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 5.6% to 1.9 million at June 30, 2009 from 1.8 million at December 31, 2008;

•	the number of our mobile customers, which increased by 19.6% to 6.7 million at June 30, 2009 from 5.6 million at December 31, 2008;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in a 65.9% increase in the amount that we recorded as discounts and returns against our gross operating revenues to R$1,283 million in the six months ended June 30, 2009 from R$438 million in the corresponding period of 2008;

•

the commencement of our offering of 3G services in Region II in April 2008, which we anticipate will result in a significant increase in our operating revenues, and has resulted in an increase in our depreciation expenses relating to our investment in the network and other equipment required to offer these services;

•

inflation rates in Brazil, which were 4.80% in the twelve months ended June 30, 2009 compared to 6.06% in the corresponding period of 2008, as measured by the Telecommunications Services Index (Índice de Serviços de Telecomunicações), or IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	changes in regulatory requirements that result in the incurrence of additional capital expenditures by our company, changes in the revenues that we generate, or changes in the costs that we incur;

•

the 16.5% appreciation of the Brazilian real against the U.S. dollar during the six months ended June 30, 2009 compared to the 10.1% appreciation of the Brazilian real against the U.S. dollar during the corresponding period in 2008, which has affected (1) our net financial expenses as a result of our U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars, and (2) the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our real-denominated floating rate debt.

Recent Developments

Merger with Copart 2

On July 31, 2009, Copart 2 merged with and into our company, with our company as the surviving company. As a result of this transaction, Coari owns 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of our company.

Under Brazilian GAAP, because Copart 2 was used solely for the purpose of effecting the acquisition of a minority interest in our company, pursuant to CVM regulations, Brasil Telecom may only record (1) the property, plant and equipment at the carrying values of Copart 2, reflecting the accounting recorded under Brazilian GAAP related to Telemar’s acquisition of control of our company, and (2) the tax benefit of the intangible assets recognized in connection with Telemar’s acquisition of control of our company that is attributable to Copart 2 based on the amount of expected tax benefit to be realized. These amounts were recorded as from the date of the merger of Copart 2 into our company.

Under U.S. GAAP, because Brasil Telecom and Copart 2 were under common control since January 8, 2009, the merger of Copart 2 into Brasil Telecom on July 31, 2009, represents a transaction between entities under common control. As a result, the merger will be accounted for in a manner similar to a pooling-of-interests, whereby the financial statements of the surviving entity will be presented on a consolidated basis as from January 8, 2009, the period during which Copart 2 and Brasil Telecom were under common control, and include the assets and liabilities of Brasil Telecom Holding at the historical carrying values recorded by Copart 2.

Results of Operations for the Six Months Ended June 30, 2009 Compared with the Six Months Ended June 30, 2008

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with Brazilian GAAP and reflected in our consolidated financial statements.

	Six Months Ended June 30, 2009
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Call Center		Eliminations		Consolidated
	(restated note 2(d))		(in millions of reais)								(restated note 2(d))
Gross operating revenues	R$	7,756	R$	1,236	R$	205	R$	167	R$	(595)	R$	8,769
Taxes and deductions		(3,044)		(336)		(25)		(11)		62		(3,354)

Net operating revenues		4,712		900		180		156		(533)		5,415
Cost of goods sold and services rendered		(2,544)		(720)		(21)		(142)		396		(3,031)

Gross profit		2,168		180		159		14		(137)		2,384
Selling expenses		(640)		(295)		(110)		(6)		216		(835)
General and administrative expenses		(494)		(73)		(48)		(12)		18		(609)
Other operating income (expenses), net		(3,033)		12		2		(3)		(97)		(3,118)

Operating income (loss)	R$	(1,999)	R$	(176)	R$	3	R$	(7)	R$	(0)	R$	(2,179)

	Six Months Ended June 30, 2008
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Call Center		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	7,197	R$	1,204	R$	222	R$	110	R$	(518)	R$	8,215
Taxes and deductions		(2,276)		(315)		(33)		(8)		72		(2,560)

Net operating revenues		4,921		889		189		102		(446)		5,655
Cost of goods sold and services rendered		(2,561)		(744)		(26)		(99)		364		(3,066)

Gross profit		2,360		145		163		3		(82)		2,589
Selling expenses		(483)		(242)		(130)		(1)		179		(677)
General and administrative expenses		(588)		(66)		(37)		(6)		11		(686)
Other operating income (expenses), net		(46)		6		(59)		(0)		(108)		(207)

Operating income (loss)	R$	1,243	R$	(157)	R$	(63)	R$	(4)	R$	0	R$	1,019

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

The following table sets forth the components of our net income, as well as the percentage change from the corresponding period in the prior year, for the six months ended June 30, 2008 and 2009.

	Six Months ended June 30,
	2008		2009		% Change
	(restated note 2(d)) (in millions of reais, except percentages)
Gross operating revenues	R$	8,215	R$	8,769	6.7
Taxes and deductions		(2,560)		(3,354)	31.0

Net operating revenues		5,655		5,415	(4.2)
Cost of goods sold and services rendered		(3,066)		(3,031)	(1.1)

Gross profit		2,589		2,384	(7.9)
Operating expenses
Selling expenses		(677)		(835)	23.3
General and administrative expenses		(686)		(609)	(11.2)
Other operating income (expenses), net		(207)		(3,118)	14,069.5

Operating income (loss) before net financial expenses		1,019		(2,179)	(313.8)
Net financial expenses(1)		(131)		(114)	(13.0)

Income (loss) before taxes and minority interest(1)		888		(2,293)	(358.2)
Income and social contribution taxes (benefit)		(243)		777	n.m.
Minority interest		1		(1)	(200.0)

Net income (loss)	R$	645	R$	(1,517)	(335.2)

(1)	Excludes the effect of interest on shareholders’ equity of R$245 million during the six months ended June 30, 2008. In the six months ended June 30, 2009, no interest on shareholders’ equity was declared.

Operating Revenues

The composition of gross operating revenues by category of service before deduction of value-added and other indirect taxes and discounts is presented in our financial statements and discussed below. We do not determine net operating revenues for each category of service as we do not believe such information to be useful to investors.

Gross operating revenues increased by 6.7% during the six months ended June 30, 2009, principally due to a 7.8% increase in gross operating revenues of our fixed-line and data transmission services segment and, to a lesser extent, a 51.8% increase in gross operating revenues of our call center segment and a 2.7% increase in gross operating revenues of our mobile services segment, as discussed below. Gross operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 14.9% during the six months ended June 30, 2009.

Net operating revenues declined by 4.2% in during the six months ended June 30, 2009, principally due to a 4.2% decline in net operating revenues of our fixed line and data transmission services segment, partially offset by a 52.9% increase in net operating revenues of our call center segment, and a 1.2% increase in net operating revenues of our mobile services segment. Net operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 19.6% during the six months ended June 30, 2009.

Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross and net operating revenues of our fixed-line and data transmission services segment, as well as the percentage change from the corresponding period in the prior year, for the six months ended June 30, 2008 and 2009.

	Six Months Ended June 30,
	2008		2009		% Change
	(in millions of reais, except percentages)
Local services:
Monthly subscription fees	R$	1,792	R$	1,919	7.1
Metered services		468		381	(18.6)
Fixed-line to mobile calls (VC1)		930		922	(0.9)
Other revenues		14		12	(14.3)

		3,204		3,234	0.9

Long-distance services:
Mobile long distance (VC2 and VC3)		791		701	(11.4)
Fixed-to-fixed long distance:
Intrasectorial		428		390	(8.9)
Intersectorial		125		113	(9.6)
Interregional		117		105	(10.3)
International		22		15	(31.8)

		1,482		1,324	(10.7)

Other fixed-line services:
Pre-paid calling cards for public telephones		254		201	(20.9)
Additional services, intelligent network and advanced voice		201		247	22.9
Other		17		14	(17.6)

		473		461	(2.5)

Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use		104		97	(6.7)
Mobile to fixed-line network use		106		107	0.9

		209		204	(2.4)

Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)		874		1,513	73.1
Internet services		38		29	(23.7)
Transmission—EILD		251		266	6.0
Dedicated Line Service—SLD		223		272	22.0
IP services		293		332	13.3
Switching packs and frame relay		101		83	(17.8)
Other services		50		38	(24.0)

		1,829		2,533	38.5

Total gross operating revenue		7,197		7,756	7.8

Value-added and other indirect taxes		(1,956)		(1,877)	(4.0)
Discounts and returns		(320)		(1,167)	264.7

Net operating revenue	R$	4,921	R$	4,712	(4.2)

Gross operating revenues of our fixed-line and data transmission services segment increased by 7.8% during the six months ended June 30, 2009, principally due to a 38.5% increase in gross operating revenues from data transmission services, the effects of which were partially offset by a 10.7% decline in gross operating revenue from long-distance services.

Gross Operating Revenues from Local Services

Gross operating revenues from local fixed-line services increased by 0.9% during the six months ended June 30, 2009, primarily due to a 7.1% increase in gross operating revenues from monthly subscription fees, the effects of which were partially offset by an 18.6% decline in gross operating revenues from metered services.

Monthly Subscription Fees

Gross operating revenues from monthly subscription fees increased by 7.1% during the six months ended June 30, 2009, primarily as a result of (1) a 21.6% increase in the number of subscriptions to our alternative plans to 4.5 million at June 30, 2009 from 3.7 million at June 30, 2008, and (2) rate increases for our basic service plans of 3.01% that were implemented in July 2008, and rate increases for our alternative plans that reflected an increase in inflation of 3.01% in 2008, as measured by the IST.

Metered Services

Gross operating revenues from metered services charges declined by 18.6% during the six months ended June 30, 2009, principally as a result of (1) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute.

Total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, declined by 22.2% to 5.6 billion minutes during the six months ended June 30, 2009 from 7.2 billion minutes during the corresponding period in 2008.

Local Fixed-to-Mobile Calls

Gross operating revenues from local fixed-to-mobile calls, which are charged at the VC1 rate, declined by 0.9% during the six months ended June 30, 2009, principally as a result of a decline in the total number of local fixed-to-mobile minutes during the six months ended June 30, 2009, as our fixed-line customers opted to take advantage of mobile service plans under which the charge for a mobile-to mobile minute is less than the charge for a fixed-to-mobile minute. The effects of this decline were partially offset by increases in the VC1 rate of 3.01% that were implemented in July 2008.

Gross Operating Revenues from Long-Distance Services

Gross operating revenues from long-distance services declined by 10.7% during the six months ended June 30, 2009, primarily due to (1) an 11.4% decline in gross operating revenues from long-distance calls originating or terminating on mobile devices, and (2) an 8.9% decline in gross operating revenue from fixed-to-fixed intrasectorial long-distance calls. Intrasectorial calls are those in which callers are located in the same sector, but in different local areas. A sector is a set of local areas, as established by ANATEL, that generally corresponds to a Brazilian state. Intersectorial calls involve callers in different sectors within the same service region.

Long-Distance Calls Originating or Terminating on Mobile Devices

Gross operating revenues from long-distance calls originating or terminating on mobile devices, which are charged at the VC2 or VC3 rate, declined by 11.4% during the six months ended June 30, 2009, principally as a result of:

•

a 5.6% decline in the total number of long-distance minutes that were charged at the VC2 rate to 104.4 million during the six months ended June 30, 2009 from 110.6 million during the corresponding period in 2008, principally due to lower use of value-added services, which historically has contributed to this traffic;

•

a 0.9% decline in the total number of long-distance minutes that were charged at the VC3 rate to 79.9 million during the six months ended June 30, 2009 from 80.6 million during the corresponding period in 2008, principally due to lower use of value-added services; and

•

a decline in revenues that we receive from “portal” voice servces (e.g., calls made in response to third-party promotions and contests to which mobile subscribers are invited to respond via their mobile devices), which are generally charged at the VC3 rate, as a result of lower demand for these services.

The effects of these declines were partially offset by increases in the VC2 and VC3 rates of 3.01% that were implemented in July 2008.

Intrasectorial Long-Distance

Gross operating revenues from intrasectorial long-distance calls originated and terminated on a fixed-line terminal, which are charged at long-distance rates regulated in accordance with the distance separating callers, declined by 8.8% during the six months ended June 30, 2009, principally as a result of a 7.4% decline in the total number of intrasectorial long-distance minutes to 944.8 million during the six months ended June 30, 2009 from 1,019.8 million during the corresponding period in 2008. This reduction in traffic is mainly due to the migration of our fixed-line customers to our alternative long-distance plans that have included higher monthly allowances of long-distance minutes. The effect of this decline was partially offset by increases in our regulated long-distance rates of 3.01% that were implemented in July 2008.

Gross Operating Revenue from Other Fixed-Line Services

Gross operating revenues from other fixed-line services declined by 2.5% during the six months ended June 30, 2009, primarily as a result of a 20.9% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones, the effects of which were partially offset by a 22.9% increase in gross operating revenues from additional services, intelligent network service and advanced voice services.

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined principally due to a 23.2% decline in the number of public phone credits sold to 1,832 million during the six months ended June 30, 2009 from 2,385 million during the corresponding period in 2008, primarily due to customers substituting usage of mobile handsets for usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates. This decline was partially offset by rate increases for public phone usage of 2.53% that were implemented in July 2008.

Gross operating revenue from additional services, intelligent network service and advanced voice services increased principally as a result of our promotional offers and customer retention programs.

Gross Operating Revenues from Remuneration for the Use of the Fixed-Line Network

Gross operating revenues from remuneration for the use of the fixed-line network declined by 2.4% during the six months ended June 30, 2009, principally as a result of a 6.3% decrease in gross operating revenues from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily due to increased penetration of the local services market by our competitors which has reduced the volume of calls terminated on our fixed-line network, the effects of which were partially offset by increases in our TU-RL and TU-RIU rates of 3.01% and 4.9%, respectively, that were implemented in July 2008.

Of our gross operating revenues from remuneration for the use of the fixed-line network, 19.4% during the six months ended June 30, 2009 and 17.1% in the corresponding period in 2008 represented interconnection fees paid by Brasil Telecom Mobile for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenues from Data Transmission Services

Gross operating revenues from data transmission services increased by 38.5% during the six months ended June 30, 2009, principally due to a 73.1% increase in gross operating revenue from ADSL subscriptions and, to a lesser extent, a 22.0% increase in gross operating revenues from dedicated line services, and 13.3% increase in gross operating revenues from Internet Protocol services.

Gross operating revenues from ADSL subscriptions increased during the six months ended June 30, 2009, primarily due to (1) the migration of our customers to plans under which we provide data transmission at higher speeds, which have higher prices, generating a substantial increase in gross operating revenues, and (2) a 11.5% increase in the number of ADSL subscriptions during the six months ended June 30, 2009 to 1.9 million at June 30, 2009 from 1.7 million at June 30, 2008, as a result of our continued focus on increasing the penetration of our ADSL services in our local fixed-line subscriber base. As of June 30, 2009, approximately 22% of our ADSL customers subscribed to plans offering speeds of greater than 2 Mbps compared to less than 11% as of June 30, 2008. As of June 30, 2009, our ADSL customer base represented 23.8% of our total fixed lines in service as compared to 21.1% as of June 30, 2008.

Gross operating revenue from dedicated line services increased during the six months ended June 30, 2009, principally due to increased demand for these services from new corporate customers. Of our gross operating revenues from dedicated line services, 16.2% during the six months ended June 30, 2009 and 16.7% during the corresponding period in 2008 represented fees paid by Brasil Telecom Mobile for dedicated line services and was eliminated in the consolidation of our financial statements.

Gross operating revenue from Internet Protocol services increased during the six months ended June 30, 2009, principally due to increased demand for these services from new corporate customers.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line and data transmission services declined by 4.0% during the six months ended June 30, 2009, primarily reflecting the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services, such as data transmission services and interconnection services.

Discounts

Discounts offered on our fixed-line services generally consist of local fixed-line calls, long-distance calls, intelligent network services (such as caller ID, call forwarding and conference calling), and ADSL monthly subscription fees. Discounts on our fixed-line and data transmission services increased by 264.7% during the six months ended June 30, 2009, primarily as a result of an increase in the discounts that we offered on our ADSL services due to the increase in competition among providers of these services.

Net Operating Revenues

As a result of the foregoing, net operating revenues of our fixed-line and data transmission services segment declined by 4.2% to R$4,712 million during the six months ended June 30, 2009 from R$4,921 million during the corresponding period in 2008.

Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross and net operating revenues of our mobile services segment, as well as the percentage change from the corresponding period in the prior year, for the six months ended June 30, 2008 and 2009.

	Six Months Ended June 30,
	2008		2009		% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Monthly subscription fees	R$	195	R$	213	9.2
Utilization		288		332	15.3
Value-added services		70		106	51.4
Sale of handsets and accessories		99		61	(38.4)
Roaming		10		6	(40.0)

	Six Months Ended June 30,
	2008		2009	% Change
	(in millions of reais, except percentages)
Other		9	17	88.9

		670	736	9.9

Remuneration for the use of the mobile network:		534	501	(6.2)

Total gross operating revenue		1,204	1,236	2.7
Value-added and other indirect taxes		(198)	(219)	10.6
Discounts and returns		(117)	(117)	—

Net operating revenue	R$	889	900	1.2

Gross operating revenues of our mobile services segment increased by 2.7% during the six months ended June 30, 2009, due to a 9.9% increase in gross operating revenues from mobile telephone services, the effects of which were partially offset by a 6.2% decline in remuneration for the use of our mobile network.

Gross Operating Revenues from Mobile Services

Gross operating revenues from mobile services increased by 9.9% during the six months ended June 30, 2009, principally due to:

•

a 15.3% increase in gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, primarily as a result of (1) a 25.4% increase in the number of our mobile customers to 6.7 million at June 30, 2009 from 5.0 million at June 30, 2008, and (2) rate increases for our billed minutes that reflected increases in inflation of 6.56% in 2008, as measured by the IST;

•

a 51.4% increase in gross operating revenues from value-added services, primarily as a result of the increase in the size of our mobile services customer base and an increase in the volume of SMS and GPRS services provided; and

•

a 9.2% increase in gross operating revenues from monthly subscription fees, primarily as a result of (1) the 25.0% increase in the number of our post-paid mobile customers to 1.0 million at June 30, 2009 from 0.8 million at June 30, 2008, and (2) rate increases for our alternative post-paid mobile plans that reflected increases in inflation of 6.56% in 2008, as measured by the IST.

The effects of these increases were partially offset by a 38.4% decline in gross operating revenue from the sale of mobile handsets and accessories, due to the decline in demand for our mobile handsets as a result of the increase in the sales price of these handsets following our decision to reduce the subsidies offered on the sale of these handsets.

The number of our pre-paid mobile customers increased by 35.7% to 5.7 million at June 30, 2009 from 4.2 million at June 30, 2008, primarily as a result of (1) the success of our “Volta do Pula-Pula” campaign, which we introduced in April 2008, (2) the strategy of reinforcing our retail promotion efforts and intensifying our advertising campaigns, (3) the development of a marketing channel focused on SIM card sales and the unblocking of handsets, and (4) the launch of Oi-branded services in Region II, including the launch of “Oi Ligadores” in May 2009 through “Oi Cartão pré-pago.” As of June 30, 2009, pre-paid customers represented 84.0% of our mobile customer base. The number of subscribers to our post-paid mobile plans increased by 25.0% during the six months ended June 30, 2009 to approximately 1.0 million at June 30, 2009 from approximately 0.8 million at June 30, 2008, primarily as a result of (1) subscriptions to our 3G plans, especially the 3GMais broadband service, (2) subscriptions to our Pluri bundled plans, and (3) the reduction of the migration from our hybrid plans to our pre-paid plans. Under our hybrid plans, a post-paid customer purchases a fixed number of minutes per month and, following the use of these minutes, may purchase additional minutes in the same manner as our pre-paid customers. As of June 30, 2009, post-paid customers represented 16.0% of our mobile customer base. Our monthly average revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) declined by 20.5% to R$23.2 as of June 30, 2009 from R$29.2 as of June 30, 2008.

Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network declined by 6.2% during the six months ended June 30, 2009, primarily as a result of a decline in the incoming traffic originated from customers of other operators, due to aggressive campaigns of our competitors to improve their on-net traffic, the effects of which were partially offset by increases in our VU-M rates of 1.89% that were implemented in July 2008.

Of the gross operating revenues from remuneration for the use of the mobile network, 42.7% during the six months ended June 30, 2009 and 39.3% during the corresponding period in 2008 represented interconnection fees paid by our fixed-line and data transmission services segment for the use of our mobile services segment’s network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 10.6% during the six months ended June 30, 2009, primarily reflecting the growth in the gross operating revenue of our mobile services segment during the six months ended June 30, 2009.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our mobile services remained stable during the six months ended June 30, 2009 compared to the corresponding period in 2008.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the mobile services segment increased by 1.2% to R$900 million during the six months ended June 30, 2009 from R$889 million during the corresponding period in 2008.

Operating Revenue of Our Internet Services Segment

The following table sets forth the components of the gross and net operating revenues of our internet services segment, as well as the percentage change from the corresponding period in the prior year, for the six months ended June 30, 2008 and 2009.

	Six Months Ended June 30,
	2008		2009		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	222	R$	205	(7.7)
Value-added and other indirect taxes		(30)		(23)	(23.3)
Discounts and returns		(3)		(2)	(33.3)

Net operating revenue	R$	189	R$	180	(4.8)

Gross operating revenues of our internet services segment declined by 7.7% during the six months ended June 30, 2009, primarily due to a decline in the number of monthly subscriptions for content, and a decline in marketing and advertising revenues. Value-added and other taxes on our internet services declined by 23.3% during the six months ended June 30, 2009, primarily as a result of the decline in the gross operating revenues of this segment. As a result of the foregoing, net operating revenues of the internet services segment declined by 4.8% to R$180 million during the six months ended June 30, 2009 from R$189 million during the corresponding period in 2008.

Operating Revenue of Our Call Center Segment

The following table sets forth the components of the gross and net operating revenues of our call center segment, as well as the percentage change from the corresponding period in the prior year, for the six months ended June 30, 2008 and 2009.

	Six Months Ended June 30,
	2008		2009		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	110	R$	167	51.8
Value-added and other indirect taxes		(8)		(11)	37.5

Net operating revenue	R$	102	R$	156	52.9

Gross operating revenues of our call center segment increased by 52.9% during the six months ended June 30, 2009, primarily as a result of the impact of the internalization of call center activities of our subsidiary Internet Group do Brasil Ltda., or iG, during the second quarter of 2008. As all of our call center services are for internal use, we do not offer discounts on these services. As a result of the foregoing, net operating revenues of our call center segment increased by 52.9% to R$156 million during the six months ended June 30, 2009 from R$102 million during the corresponding period in 2008.

Cost of Goods Sold and Services Rendered

Cost of goods sold and services rendered declined by 1.1% during the six months ended June 30, 2009, principally due to a 3.2% decline in cost of goods sold and services rendered of our mobile services segment and a 0.7% decline in cost of goods sold and services rendered of our fixed-line and data transmission services segment, the effects of which were partially offset by a 43.7% increase in cost of goods sold and services rendered of our call center segment, as discussed below.

Of the costs of goods sold and services rendered of our fixed-line and data transmission services segment, 17.0% during the six months ended June 30, 2009 and 16.2% during the corresponding period in 2008 represented interconnection fees paid by our fixed-line and data transmission services segment for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the costs of goods sold and services rendered of our mobile services segment, 23.4% during the six months ended June 30, 2009 and 20.8% during the corresponding period in 2008 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of the fixed-line network of our fixed-line and data transmission services segment to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of goods sold and services rendered, as well as the percentage change from the corresponding period in the prior year, for the six months ended June 30, 2008 and 2009.

	Six Months Ended June 30,
	2008		2009		% Change
	(in millions of reais, except percentages)
Interconnection	R$	1,118	R$	1,010	(9.7)
Depreciation		853		846	(0.8)
Network maintenance		348		403	15.8

	Six Months Ended June 30,
	2008		2009		% Change
	(in millions of reais, except percentages)
Rental and insurance		164		182	11.0
Third-party services		132		132	—
Personnel		168		208	23.8
Materials		33		32	(3.0)
Costs of handsets and accessories		108		50	(53.7)
Concession contract renewal fee		33		37	12.1
Other costs of services rendered		109		131	20.2

Total cost of goods sold and services rendered	R$	3,066	R$	3,031	(1.1)

Cost of Goods Sold and Services Rendered of Our Fixed-Line and Data Transmission Services Segment

Cost of goods sold and services rendered of our fixed-line and data transmission services segment declined by 0.7% during the six months ended June 30, 2009, principally due to:

•

a 6.3% decline in interconnection costs to R$1,006 million during the six months ended June 30, 2009 from R$1,074 million during the corresponding period in 2008, primarily as a result of a decline in the total number of minutes used by our fixed-line customers to make calls to customers of other fixed or mobile providers for which we pay interconnection fees, in part due to the growth of our mobile services market share in the Region II, the effects of which were partially offset by increases in the VU-M, TU-RL and TU-RIU rates of these service providers that were implemented in July 2008; and

•

a 9.9% decline in depreciation costs to R$617 million during the six months ended June 30, 2009 from R$685 million during the corresponding period in 2008, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated.

The effects of these declines were partially offset by:

•

a 15.3% increase in network maintenance costs to R$369 million during the six months ended June 30, 2009 from R$320 million during the corresponding period in 2008, primarily as a result of the 11.5% growth of our broadband subscriber base, which resulted in increased costs to set up ADSL in our customers’ homes, as well as maintenance costs relating to the expansion of our network;

•

a 26.2% increase in connection means costs, which are costs that we incur to rent or lease network infrastructure from third parties, to R$154 million during the six months ended June 30, 2009 from R$122 million during the corresponding period in 2008, primarily as a result of increased costs for EILD services as a result of the growth of our broadband network; and

•

a 12.5% increase in rental and insurance costs to R$144 million during the six months ended June 30, 2009 from R$128 million during the corresponding period in 2008, primarily as a result of the expansion of our broadband subscriber base and our internet network, which involved increased circuit rentals from third parties.

The gross profit of our fixed-line and data transmission services segment declined by 8.1% to R$2,168 million during the six months ended June 30, 2009 from R$2,360 million during the corresponding period in 2008. As a percentage of net operating revenue of this segment, gross profit declined to 46.0% during the six months ended June 30, 2009 from 48.0% during the corresponding period in 2008.

Cost of Goods Sold and Services Rendered of Our Mobile Services Segment

Cost of goods sold and services rendered of our mobile services segment declined by 3.2% during the six months ended June 30, 2009, principally due to:

•

a 53.7% decline in the cost of mobile handsets and accessories to R$50 million during the six months ended June 30, 2009 from R$108 million during the corresponding period in 2008, primarily due to the decline in the number of mobile handsets sold as a result of our strategy of reducing subsidies offered on the sale of mobile handsets and focusing on selling SIM cards independently of mobile handsets to the pre-paid segment in an effort to reduce customer-acquisition costs;

•

a 10.7% decline in interconnection costs to R$258 million during the six months ended June 30, 2009 from R$289 million during the corresponding period in 2008, primarily due to the decline in the volume of traffic originated by our mobile customers that terminated on the networks of other service providers as a result of the increase in the size of our mobile customer base in part due to the growth of our mobile services market share in Region II; and

•

a 51.7% decline in third-party services costs to R$14 million during the six months ended June 30, 2009 from R$29 million during the corresponding period in 2008, primarily due to the decline in our use of third-party network infrastructure as a result of the expansion of our own network.

The effects of these increases were partially offset by a 37.3% increase in depreciation and amortization costs to R$228 million during the six months ended June 30, 2009 from R$166 million during the corresponding period in 2008, primarily as a result of (1) the growth in our property, plant and equipment as a result of the expansion of our mobile network, and (2) increased amortization costs related to our acquisition of 3G radio frequency licenses during 2008.

The gross profit of our mobile services segment increased by 24.1% to R$180 million during the six months ended June 30, 2009 from R$145 million during the corresponding period in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 20.0% during the six months ended June 30, 2009 from 16.3% during the corresponding period in 2008.

Cost of Goods Sold and Services Rendered of Our Internet Segment

Cost of goods sold and services rendered of our internet segment declined by 19.2% during the six months ended June 30, 2009. The gross profit of our internet segment declined by 2.5% to R$159 million during the six months ended June 30, 2009 from R$163 million during the corresponding period in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 88.3% during the six months ended June 30, 2009 from 86.2% during the corresponding period in 2008.

Cost of Goods Sold and Services Rendered of Our Call Center Segment

Cost of goods sold and services rendered of our call center segment increased by 43.4% during the six months ended June 30, 2009, principally due to the impact of the internalization of call center activities of our subsidiary iG during the second quarter of 2008 and the increase in the number of our call center operators which was required for us to comply with new call center legislation in force since December 2008. The gross profit of our call center segment increased to R$14 million during the six months ended June 30, 2009 from R$3 million during the corresponding period in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 9.0% during the six months ended June 30, 2009 from 2.9% during the corresponding period in 2008.

Gross Profit

As a result of the foregoing, our consolidated gross profit declined by 7.9% to R$2,384 million during the six months ended June 30, 2009 from R$2,589 million during the corresponding period in 2008. As a percentage of net operating revenue, gross profit declined to 44.0% during the six months ended June 30, 2009 from 45.8% during the corresponding period in 2008.

Operating Expenses

Selling Expenses

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment increased by 32.5% during the six months ended June 30, 2009, principally due to:

•

an 85.5% increase in provision for doubtful accounts to R$332 million during the six months ended June 30, 2009 from R$179 million during the corresponding period in 2008, primarily as a result of a change in our criteria for estimating provision for doubtful accounts in order to align our policies with those of Telemar following Telemar’s acquisition of control of our company; and

•

a 52.9% increase in call center expenses to R$130 million during the six months ended June 30, 2009 from R$85 million during the corresponding period in 2008, primarily due to the impact of the internalization of call center activities of our subsidiary iG during the second quarter of 2008.

The effects of these increases were partially offset by (1) a 35.9% decline in third-party services to R$41 million during the six months ended June 30, 2009 from R$64 million during the corresponding period in 2008, primarily as a result of a significant decline in legal services relating to several disputes with our former controlling shareholders that were settled in connection with the acquisition of our control by Telemar, and a significant decline in our use of the services of administrative consultants as a result of the centralization of our managerial activities following Telemar’s acquisition of control of our company, and (2) a 60.0% decline in marketing expenses to R$12 million during the six months ended June 30, 2009 from R$30 million during the corresponding period in 2008, primarily due to the replacement of our marketing programs with marketing programs undertaken by Telemar following its acquisition of control of our company in January 2009.

As a percentage of net operating revenues of this segment, selling expenses increased to 13.6% during the six months ended June 30, 2009 from 9.8% during the corresponding period in 2008.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 21.9% during the six months ended June 30, 2009, principally due to:

•

a 106.9% increase in materials expenses to R$60 million during the six months ended June 30, 2009 from R$29 million during the corresponding period in 2008, primarily as a result of an increase in expenses for materials, such as mini-modems, related to the launch of our 3G services; and

•

a 52.9% increase in third-party services to R$52 million during the six months ended June 30, 2009 from R$34 million during the corresponding period in 2008, primarily due to the impact of the internalization of call center activities of our subsidiary iG during the second quarter of 2008.

The effects of these increases were partially offset by a 40.7% decline in our provision for doubtful accounts to R$16 million during the six months ended June 30, 2009 from R$27 million during the corresponding period in 2008, primarily due to a change in our criteria for recording provisions for doubtful accounts in order to align our policies with those of Telemar.

As a percentage of net operating revenues of this segment, selling expenses increased to 32.8% during the six months ended June 30, 2009 from 27.2% during the corresponding period in 2008.

Internet Services Segment

Selling expenses of our internet services segment declined by 15.8% during the six months ended June 30, 2009, principally due to a 28.7% decline in rental and insurance expenses to R$40 million during the six months ended June 30, 2009 from R$56 million during the corresponding period in 2008. As a percentage of net operating revenues of this segment, selling expenses declined to 61.1% during the six months ended June 30, 2009 from 68.8% during the corresponding period in 2008.

Call Center Segment

Selling expenses of our call center segment was R$6 million during the six months ended June 30, 2009 compared to R$1 million during the corresponding period in 2008, principally due to the increase in personnel costs as a result of the impact of the internalization of call center activities of our subsidiary iG during the second quarter of 2008. As a percentage of net operating revenues of this segment, selling expenses increased to 3.8% during the six months ended June 30, 2009 from 1.0% during the corresponding period in 2008.

General and Administrative Expenses

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment declined by 16.1% during the six months ended June 30, 2009, principally due to:

•

a 58.2% decline in consulting and legal expenses to R$51 million during the six months ended June 30, 2009 from R$121 million during the corresponding period in 2008, primarily as a result of non-recurring expenses incurred in 2008 relation to the settlement of several legal disputes related to the acquisition of our control by Telemar;

•

a 14.2% decline in expenses for third-party services to R$216 million during the six months ended June 30, 2009 from R$252 million during the corresponding period in 2008, principally due to a R$15.6 million decline in collection services expenses, and (2) a R$4.6 million decline in expenses for co-billing of our customers; and

•

a 11.5% decline in depreciation costs to R$104 million during the six months ended June 30, 2009 from R$117 million during the corresponding period in 2008, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated.

The effects of these declines were partially offset by a 43.8% increase in personnel expenses to R$112 million during the six months ended June 30, 2009 from R$78 million during the corresponding period in 2008, primarily due to the cost of compliance with the new call center legislation in force since December 2008.

As a percentage of net operating revenues of this segment, general and administrative expenses declined to 10.5% during the six months ended June 30, 2009 from 12.0% during the corresponding period in 2008.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 10.6% during the six months ended June 30, 2009. As a percentage of net operating revenues of this segment, general and administrative expenses increased to 8.1% during the six months ended June 30, 2009 from 7.4% during the corresponding period in 2008.

Internet Services Segment

General and administrative expenses of our internet services segment increased by 29.7% during the six months ended June 30, 2009, principally due to (1) a 35.7% increase in third-party services costs to R$19 million during the six months ended June 30, 2009 from R$14 million during the corresponding period in 2008 as a result of the acquisition of new services from our content providers, and (2) a 16.7% increase in personnel costs to R$14 million during the six months ended June 30, 2009 from R$12 million during the corresponding period in 2008 as a result of an increase in severance payments during the six months ended June 30, 2009 as a result of the reduction in the number of employees of this segment. As a percentage of net operating revenues of this segment, general and administrative expenses increased to 26.7% during the six months ended June 30, 2009 from 19.6% during the corresponding period in 2008.

Call Center Segment

General and administrative expenses of our call center segment increased by 100.0% during the six months ended June 30, 2009, primarily as a result of a 250.0% increase in personnel costs to R$7 million during the six months ended June 30, 2009 from R$2 million during the corresponding period in 2008 due to the impact of the internalization of call center activities of our subsidiary iG during the second quarter of 2008 and the increase in the number of our call center operators which was required for us to comply with new call center legislation in force since December 2008. As a percentage of net operating revenues of this segment, general and administrative expenses increased to 7.7% during the six months ended June 30, 2009 from 5.9% during the corresponding period in 2008.

Other Operating Expenses

Other operating expenses, net increased to R$3,118 million during the six months ended June 30, 2009 compared to R$207 million during the corresponding period in 2008, primarily due to a R$2,907 million increase in the amounts that we recorded as a provision for contingencies to R$3,145 million during the six months ended June 30, 2009 compared to R$238 million during the corresponding period in 2008, primarily as a result of (1) our reclassification of the probability of loss in, and our review of the process we use to estimate provisions for, certain civil proceedings involving CRT, and (2) the change in our criteria for estimating probable losses in certain legal proceedings in order to align our policies with those of Telemar.

As a result of the acquisition of control of our company by Telemar in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of ICMS tax credits in order to align our policies with those of Telemar. As a result, we have recorded additional provisions for labor proceedings and tax proceedings during the six months ended June 30, 2009 in the amount of R$334 million and R$387 million, respectively.

Additionally, as a result of certain judicial decisions in 2009, we reclassified the probability of loss in certain civil proceedings involving CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in 2000, from possible to probable. With the assistance of our internal and external legal advisors, we have reviewed the process we use to estimate provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT. As a result, we recorded an additional provision of R$2,317 million in the six-month period ended June 30, 2009. See “Presentation of Financial Statements” and notes 2(d) and 21 to our unaudited interim consolidated financial statements.

For a more detailed description of these proceedings, see “Item 8. Financial Information—Legal Proceedings” in the Brasil Telecom Annual Report.

Operating Income (Loss)

As a result of the foregoing, our consolidated operating loss was R$2,179 million during the six months ended June 30, 2009 compared to consolidated operating income of R$1,019 million during the corresponding period in 2008. As a percentage of net operating revenue, operating loss was (40.2)% during the six months ended June 30, 2009 compared to operating income of 18.0% during the corresponding period in 2008.

Fixed-Line and Data Transmission Services Segment

Operating loss of our fixed-line and data transmission services segment was R$1,999 million during the six months ended June 30, 2009 compared to operating income of R$1,243 million during the corresponding period in

2008. As a percentage of the net operating revenues of this segment, operating loss was (42.4)% during the six months ended June 30, 2009 compared to operating income of 25.3% during the corresponding period in 2008.

Mobile Services Segment

Operating loss of our mobile services segment increased by 12.1% to R$176 million during the six months ended June 30, 2009 from R$157 million during the corresponding period in 2008. As a percentage of the net operating revenues of this segment, operating loss increased to 19.6% during the six months ended June 30, 2009 from 17.7% during the corresponding period in 2008.

Internet Services Segment

Operating income of our internet services segment was R$3 million during the six months ended June 30, 2009 compared to operating loss of R$63 million during the corresponding period in 2008. As a percentage of the net operating revenues of this segment, operating income was 1.7% during the six months ended June 30, 2009 compared to operating loss of (33.3)% during the corresponding period in 2008.

Call Center Segment

Operating loss of our call center segment increased by 100.0% to R$8 million during the six months ended June 30, 2009 from R$4 million during the corresponding period in 2008. As a percentage of the net operating revenues of this segment, operating loss increased to (5.1)% during the six months ended June 30, 2009 from (3.9)% during the corresponding period in 2008.

Financial Expenses, Net

Financial Income

Financial income increased by 23.0% to R$417 million during the six months ended June 30, 2009 from R$339 million during the corresponding period in 2008, primarily due to (1) a 183.0% increase in interest and monetary adjustments to R$133 million during the six months ended June 30, 2009 from R$47 million during the corresponding period in 2008, primarily as a result of monetary exchange on loans and financing due to the depreciation of the real against the U.S. dollar, (2) a 91.3% increase in interest and monetary adjustments in other assets to R$44 million during the six months ended June 30, 2009 from R$23 million during the corresponding period in 2008, primarily as a result of the interest and inflation adjustment on debentures issued by Telemar and acquired by Brasil Telecom in the first quarter of 2009, and (3) a 35.7% increase in inflation adjustment of escrow deposits to R$109 million during the six months ended June 30, 2009 from R$80 million during the corresponding period in 2008, primarily as a result of the increase in legal deposits.

The effects of these increases was partially offset by (1) a 57.5% decline in items classified as other financial income to R$37 million during the six months ended June 30, 2009 from R$87 million during the corresponding period in 2008, primarily as a result of the non-recurring recovery of some ICMS credits in the first quarter of 2008 due to a favorable legal decision in a lawsuit relating to these ICMS credits, and (2) a 17.6% decline in investment yield to R$84 million during the six months ended June 30, 2009 from R$102 million during the corresponding period in 2008, primarily as a result of the decline in the Sistema Especial de Liquidação e de Custódia, or SELIC, interest rate.

Financial Expenses

Financial expenses increased by 12.9% to R$531 million during the six months ended June 30, 2009 from R$470 million during the corresponding period in 2008, primarily due to (1) a 65.7% increase in expenses on derivative transactions to R$75 million during the six months ended June 30, 2009 compared to R$45 million during the corresponding period in 2008, primarily as a result of a depreciation of the Japanese Yen against the real of 21.5% during the six months ended June 30, 2009 compared to a 5.4% depreciation during the corresponding period in 2008, which resulted in an increase in our losses on hedging transactions related to our Japanese Yen-

denominated indebtedness to JBIC, (2) a 26.6% increase in inflation adjustment of reserve for contingencies to R$81 million during the six months ended June 30, 2009 compared to R$64 million during the corresponding period in 2008, primarily as a result of an increase in our provision for contingencies as a result of the change in our criteria for estimating probable losses in certain legal proceedings in order to align our policies with those of Telemar, and (3) a 21.3% increase in interest on debentures to R$74 million during the six months ended June 30, 2009 from R$61 million during the corresponding period in 2008, primarily as a result of an increase in rate of interest borne by our debentures following an amendment to their terms in December 2008 to permit the acquisition of control of our company by Telemar. The effects of these increases were partially offset by a decline in withholding tax on financial operations and bank charges to R$1 million during the six months ended June 30, 2009 from R$12 million during the corresponding period in 2008.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during the six-month periods ended June 30, 2008 and 2009. The effective tax rate applicable to our loss before income tax and social contribution was 33.8%, resulting in a benefit of R$777 million, during the six months ended June 30, 2009, while the effective tax rate applicable to our income before income tax and social contribution was 37.9%, resulting in an expense of R$243 million, during the corresponding period of 2008. The lower effective tax rate during the six months ended June 30, 2009 was principally the result of the tax effects of permanent additions of R$19 million during the six months ended June 30, 2009 and R$55 million during the corresponding period in 2008, which, when applied to the taxes on our loss before income tax and social contribution calculated at the statutory rate resulted in a 0.8% decline in our effective tax rate during the six months ended June 30, 2009, compared to an 8.5% increase in our effective tax rate when applied to the taxes on our income before income tax and social contribution calculated at the statutory rate during the corresponding period in 2008. This positive effect on our effective tax rate was partially offset by the tax effects of permanent exclusions of R$3 million during the six months ended June 30, 2009 and R$27 million during the corresponding period in 2008, which, when applied to the taxes on our loss before income tax and social contribution calculated at the statutory rate resulted in a 0.1% increase in our effective tax rate during the six months ended June 30, 2009, compared to a 4.3% decline in our effective tax rate when applied to the taxes on our income before income tax and social contribution calculated at the statutory rate during the corresponding period in 2008.

Minority Interest

Minority interest was a loss of R$1 million during the six months ended June 30, 2009 compared to a gain of R$1 million during the corresponding period of 2008, primarily as a result of minority shareholders’ interest in the improved results of operations of our subsidiary Internet Group (Cayman) Ltd. during the six months ended June 30, 2009.

Net Income (Loss)

Our consolidated net loss was R$1,517 million during the six months ended June 30, 2009 compared to consolidated net income of R$645 million during the corresponding period in 2008. As a percentage of net operating revenue, net loss was (28.0)% during the six months ended June 30, 2009 compared to net income of 11.4% during the corresponding period in 2008.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	the servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks;

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our bylaws and, consequently, may give rise to significant cash requirements in future periods.

The principal sources of our liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

During the six months ended June 30, 2009, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At June 30, 2009, our consolidated cash and cash equivalents and other investments amounted to R$1,614 million. At June 30, 2009, we had cash and cash equivalents of R$1,297 million. We believe that our cash and cash equivalents are sufficient for our present requirements.

Cash Flow

Cash Flows from Operating Activities

Net cash provided by operating activities was R$1,293 million during the six months ended June 30, 2009. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,555 million during the six months ended June 30, 2009. During the six months ended June 30, 2009, investing activities for which we used cash primarily consisted of (1) investments of R$772 million in additions to property, plant and equipment, primarily related to the expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements, (2) escrow deposits of R$727 million, primarily related to provisions for labor, taxes and civil contingencies, and (3) an investment of R$300 in nonconvertible debentures issued by Telemar. The effects of these factors were partially offset by R$244 million of financial investments redemption.

Cash Flows from Financing Activities

Financing activities provided net cash of R$80 million during the six months ended June 30, 2009. During the six months ended June 30, 2009, our principal sources of borrowed funds consisted of R$333 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006. During the six months ended June 30, 2009, we used cash to repay R$252 million of our outstanding long-term indebtedness.

Indebtedness

At June 30, 2009, our total outstanding indebtedness on a consolidated basis, excluding swap adjustments, was R$4,586 million, consisting of R$835 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 18.2% of our total indebtedness), and R$3,751 million of long-term indebtedness (or 81.8% of our total indebtedness).

On a consolidated basis, excluding swap adjustments, our real-denominated indebtedness at June 30, 2009 was R$3,999 million (87.2% of our total indebtedness), and our foreign currency-denominated indebtedness was R$587 million (12.8% of our total indebtedness). At June 30, 2009, our real-denominated indebtedness bore interest at an average rate of 12.08% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 10.42% per annum for loans denominated in U.S. dollars, 3.08% per annum for loans denominated in Japanese Yen, and 9.70% for loans represented by the foreign currency basket of BNDES. At June 30, 2009, 92.72% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$836 million at June 30, 2009. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at June 30, 2009. For a summary of the terms of these long-term debt instruments, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Brasil Telecom Annual Report.

Instrument	Outstanding Principal Amount	Final Maturity

Debentures	R$1,080 million	June 2011
9.375% notes due 2014	US$200 million	February 2014
BNDES credit facilities:
August 2004 credit facility:
TJLP loans	R$146 million	February 2011
Cesta de Moedas loans	R$26 million	April 2011
November 2006 agreement	R$1,663 million	May 2014
February 2008 loan agreement	R$260 million	September 2017
Syndicated loan	¥4,314 billion	March 2011
Financing agreement	R$63 million	August 2014

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	Total debt to EBITDA less than or equal to 3.50 to 1.0 at the end of and for each fiscal quarter until maturity;

•	Consolidated EBITDA to consolidated interest expense greater than or equal to 2.25 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	Total debt to total debt plus shareholders’ equity less than or equal to 0.60 to 1.0 at the end of and for each fiscal quarter until maturity.

We were in compliance with these financial covenants at December 31, 2008. However, as a result of certain adjustments to our provision for contingencies in 2009, we did not comply with the consolidated EBITDA to consolidated interest expense ratio contained in the covenants set forth in our debt instruments with BNDES and JBIC and in our debentures as of June 30, 2009. As of June 30, 2009, the aggregate principal amount outstanding under these debt instruments was R$2,769 million, R$175 million and R$1,080 million, respectively.

Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing this ratio. We have received waivers from (1) BNDES in respect of the breach of this covenant and any similar breaches that occur on or prior to December 31, 2009, as a result of which, the next measurement date for the ratios under our BNDES indebtedness will be June 30,

2010, (2) the holders of our debentures approving a decrease in the consolidated EBITDA to consolidated financial expense ratio contained in the covenants in the debenture from 1.95:1.00 to 0.95:1.00 during the period from June 30, 2009 until June 30, 2010, and (3) JBIC in respect of the breach of this covenant for the fiscal quarter ended June 30, 2009. We anticipate that we will not comply with the consolidated EBITDA to consolidated interest expense ratio contained in the covenants set forth in our debt instruments with JBIC as of September 30, 2009 and are seeking a waiver of this anticipated breach from JBIC. We cannot provide investors with any assurance that this waiver will be obtained.

In general, the occurrence of an event of default under one of our debt instruments may trigger defaults under our other debt instruments. In the event that we are unable to comply with the covenants set forth in our debt instruments with JBIC as of September 30, 2009 and are unsuccessful in obtaining a waiver from JBIC under these debt instruments, we would seek to repay or refinance this indebtedness. In the event that we were unable to repay or refinance our outstanding indebtedness to JBIC, an event of default would occur under these debt instruments and this event of default could trigger events of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. The total amount of debt that would have been reclassified to current liabilities in the event that an event of default under our debt instruments with JBIC had occurred as of June 30, 2009 would have been R$3,834 million.

At June 30, 2009, all our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

The following discussion briefly describes the significant financing transactions entered into by our company since December 31, 2008. For a summary of the terms of our material outstanding indebtedness as of December 31, 2008, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Brasil Telecom Annual Report.

Disbursements under BNDES Credit Facility

In March 2009, the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, funded R$148 million of the third tranche under a credit facility with BNDES that we entered into in November 2006, consisting of R$123 million principal amount bearing interest at the TJLP rate plus 4.3% per annum and R$25 million principal amount bearing interest at the TJLP rate plus 2.3% per annum.

In April and May 2009, BNDES funded the fourth and fifth tranches under this credit facility in the aggregate principal amount of R$165 million, bearing interest at the TJLP rate plus 4.3% per annum.

For more information regarding this credit facility, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness—BNDES Facilities” in the Brasil Telecom Annual Report.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

U.S. GAAP Reconciliation

As described in notes 2(d), 21 and 31 to our unaudited interim consolidated financial statements, subsequent to the issuance of our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2009, with the assistance of our internal and external legal advisors, we have reviewed the process we use to estimate the amounts of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT. This review considered additional aspects related to the dates and discussions that guided the final decisions of the existing proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. The information used to modify these estimates was available as of the original date of the issuance of these financial statements, but had not been considered when calculating the estimate of probable loss. This subsequent information only took into account the information that related to conditions that existed at June 30, 2009. As a result, we have restated our unaudited interim consolidated financial statements prepared in accordance with Brazilian GAAP as of and for the six-month period ended June 30, 2009, resulting in a restatement of the U.S. GAAP amounts previously reported.

The following table sets forth the balances of the line items affected by this restatement of our financial statements as of and for the six-month period ended June 30, 2009:

	As previously reported	As restated
	(in millions of reais, except per share information)
Net income reconciliation for the six-month period ended June 30, 2009
Net income (loss) as reported under Brazilian GAAP	(802)	(1,517)
Total net income (loss) as reported under Brazilian GAAP	(800)	(1,516)
US GAAP net income (loss)	(831)	(1,547)
US GAAP net income (loss) attributable to controlling shareholders	(833)	(1,548)

Net income at per thousand shares in accordance with US GAAP for the six month period ended June 30, 2009:
US GAAP net income (loss) – allocated to common shares – basic and diluted	(833)	(1,548)
US GAAP net income per share:
Common shares – basic and diluted	(3.34)	(6.20)

Shareholders’ equity reconciliation as of June 30, 2009
Shareholders’ equity as reported under Brazilian GAAP	5,449	4,733
Total equity as reported under Brazilian GAAP	5,445	4,730
Total equity under US GAAP	6,880	6,164
Equity attributable to controlling shareholders	6,883	6,167

Statement of changes in equity in accordance with US GAAP for the six month period ended June 30, 2009
Net income (loss) for the period	(831)	(1,547)
Balance as of June 30, 2009	6,880	6,164

Segment reporting for the six-month period ended June 30, 2009
Fixed telephony and data communication segment information
Operating expenses, net	(3,083)	(4,167)
Other operating income (expenses)	(1,949)	(3,033)
Operating income (loss) before financial income (expenses)	(915)	(1,999)

Reconciliation of operating income for the six-month period ended June 30, 2009
Operating income as reported under Brazilian GAAP	(1,208)	(2,293)
Operating income under US GAAP	(1,151)	(2,235)

Our net loss in accordance with Brazilian GAAP was R$1,517 million during the six months ended June 30, 2009 and our net income in accordance with Brazilian GAAP was R$645 during the six months ended June 30, 2008. Under U.S. GAAP, we would have reported net loss of R$1,547 million during the six months ended June 30, 2009 and net income of R$660 during the six months ended June 30, 2008.

Our shareholders’ equity in accordance with Brazilian GAAP was R$4,733 at June 30, 2009 and R$6,241 million at December 31, 2008. Under U.S. GAAP, we would have reported shareholders’ equity of R$6,164 at June 30, 2009 and R$7,719 million at December 31, 2008.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income during the six-month periods ended June 30, 2009 and 2008, as well as shareholders’ equity at June 30, 2009 and December 31, 2008, are described in note 29 to our unaudited interim consolidated financial statements included elsewhere in this report. The differences that result in significant adjustments relate to the accounting treatment of the following items:

•	capitalized interest;

•	deferred charges;

•	business combinations and goodwill;

•	subsidies on postpaid mobile handsets;

•	FISTEL fee upon activation of new clients;

•	deferred revenue of prepaid calling cards for public telephones;

•	revenue rollover;

•	fair value of investment in Brasil Telecom;

•	prepaid pension plan costs;

•	other comprehensive deficit; and

•	dividends proposed but not yet declared.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity, see note 29 to our unaudited interim consolidated financial statements included elsewhere in this report.